Exhibit 99.2
WGL HOLDINGS, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends (Unaudited)
($ in thousands)
Twelve Months Ended December 31, 2005

FIXED CHARGES AND PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Stock Dividends	$1,320
Effective Income Tax Rate	0.3743
Complement of Effective Income Tax Rate (1-Tax Rate)	0.6257
Pre-Tax Preferred Stock Dividends	$2,110

FIXED CHARGES:
Interest Expense	$43,175
Amortization of Debt Premium, Discount and Expense	837
Interest Component of Rentals	1,564

Total Fixed Charges	45,576
Pre-Tax Preferred Stock Dividends	2,110

Total Fixed Charges and Preferred Stock Dividends	$47,686

EARNINGS:
Net Income before Dividends on Preferred Stock	$106,067
Add:
Income Taxes Applicable to Utility Operating Income	53,233
Income Taxes Applicable to Non-Utility Operating Income and Other Income (Expenses)-Net	10,214
Total Fixed Charges	45,576

Total Earnings	$215,090

Ratio of Earnings to Fixed Charges and Preferred Dividends	4.5